Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of March 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: March 30, 2007

List of materials

Documents attached hereto:


i) Announcement stating - Sony Corporation applies to cease being a reporting issuer in Canada

Sony Corporation
News & Information


      Sony Corporation applies to cease being a reporting issuer in Canada



New York - March 29, 2007 - Sony Corporation announced today that it has applied to Canadian securities regulatory authorities for permission to be deemed to cease being a reporting issuer in Canada.


Sony Corporation's American depository receipts were de-listed from the Toronto Stock Exchange, at the Corporation's request, in November 2005.


Even if released from its obligations as a reporting issuer in Canada, Sony Corporation will continue to deliver to holders of its securities resident in Canada all disclosure material required by U.S. federal securities law to be delivered to holders of its securities in the United States, in the manner and at the time required by U.S. federal securities law and the requirements of the New York Stock Exchange.